November 21, 2014

VIA EDGAR

Ashley Vroman-Lee

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Mutual Fund Series Trust, File Nos. 333-132541, 811-21872

Dear Ms. Vroman-Lee:

On August 12, 2014, Mutual Fund Series Trust (the "Registrant"), on behalf of its series, the Catalyst/Stone Beach Income Opportunity Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”).  In a telephone conversation on September 29, 2014, as well as subsequent follow-up calls including on November 6, 2014 and November 13, 2014 you provided comments to the Registration Statement. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

General Comments

Comment 1.  Please confirm that all material information will be included in an amendment to the Registration Statement and filed with the staff.  Please include Tandy Reps in your response letter.

Response.  Registrant confirms that all material information will be included in an amendment to the Registration Statement, and notes that the Tandy Reps are included below.

Comment 2.  Please explain supplementally why the Registration Statement was filed pursuant to Rule 485(a)(1) instead of 485(a)(2).

Response.  The Registration Statement is a material revision to the Fund’s previously filed and effective registration statement.  The Fund’s initial registration statement was effective on July 8, 2014.  Accordingly, Registrant believes that its filing of the Registration Statement pursuant to Rule 485(a)(1) was appropriate.

Fund Summary

Comment 3.  The Fund’s stated objective of “high current income and capital appreciation”, which suggests an objective of income and growth, is inappropriate given that the Fund is an income fund with “income” in its name.  “Income” funds must have a primary objective of income.  Please revise the Fund’s objective accordingly.

Response. The Registrant has revised the Fund’s objective as follows:

“The Fund’s primary investment objective is high current income ~~and~~ with a secondary objective of capital appreciation.”

Comment 4. Please confirm supplementally that the fee table contains all estimated expenses related to short sales applicable to the Fund.

Response.  The sub-advisor has confirmed to the Registrant that the fee table contains all estimated expenses related to short sales applicable to the Fund.

Comment 5. Please confirm supplementally that the numbers presented in the expense example only include the advisor’s fee waiver for the one year period.

Response.  The fund accountants have confirmed to the Registrant that the numbers presented in the expense example only include the advisor’s fee waiver for the one year period.

Comment 6.  In “Principal Investment Strategies,” please revise the disclosure in the second paragraph to disclose the Fund’s maturity duration policy.

Response.  The Registrant has added the following disclosure:

“In managing the Fund’s investments, the sub-advisor seeks to construct an investment portfolio with a weighted average maturity that ranges between 1 and 10 years and a weighted average effective duration that ranges between -5 and 5 years. Duration is a measure of the expected life of a fixed income instrument that is used to determine the sensitivity of a security’s price to changes in interest rates. Effective duration is a measure of the Fund’s portfolio duration adjusted for the anticipated effect of interest rate changes on bond and mortgage pre-payment rates. Unique to the residential MBS market are securities, such as Interest-Only securities, and related derivatives, that have “negative duration.” This means that these instruments normally move up with positive changes in interest rates, the opposite of most other debt instruments. This generally allows some portion of the portfolio’s market risk to be hedged with a purchase, rather than a short sale, and realize positive cash flows on the hedge. The maturity and effective duration of the Fund’s investment portfolio may vary materially from its target, from time to time, and there is no assurance that the maturity or effective duration of the Fund’s investment portfolio will not exceed its target.”

Comment 7. Please review the Fund's Principal Investment Strategy and Principal Risks disclosures to ensure that the Fund Prospectus accurately and specifically describes the Fund's use of derivatives and their risks.  In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.  Please be sure any disclosures relating to derivatives address only those types of derivatives that the Fund may use as part of its principal investment strategy.

Response.  Registrant has reviewed the prospectus and, after consideration of the Barry Miller letter, registrant believes the disclosure is consistent with the principles outlined in the Division of Investment Management's observations on derivatives-related disclosure in the letter.

Comment 8.  In “Principal Investment Strategies,” under the sub-section “Manager-of-Managers Order,” please disclose how much notice shareholders will receive in the event of a change in sub-advisor.

Response.  Registrant has revised the disclosure as follows:

“Manager-of-Managers Order: The Trust, on behalf of the Fund, has received an exemptive order (the "Order") from the SEC that permits the Advisor, with the Trust's Board of Trustees' approval, to enter into or amend sub-advisory agreements with one or more sub-advisors without obtaining shareholder approval.  Shareholders will be notified if and when a new sub-advisor is employed by the Advisor within 90 days of such change.”

Performance

Comment 9.  Supplementally please provide the following representations and/or confirmations as described in the MassMutual No-Action Letter (Mass Mutual Institutional Funds, SEC No-Action Letter, pub. avail. Sept. 28, 1995) (“MassMutual”):

1.

Please describe the Predecessor Fund including why and when it was created.  If it was created solely for the establishment of a performance record, prior performance should not be included in the Registration Statement.

2.

Please state whether the advisor managed any other accounts substantially similar to the Fund.  If so, were those accounts converted to registered investment companies?  If not, why not?

3.

Please explain why the Predecessor Fund was chosen to be registered and if any other substantially similar accounts had lower performance relative to the Predecessor Fund.

4.

State whether the Predecessor Fund transferred substantially all of its securities to the Fund or if only a portion was transferred to the newly registered Fund.

5.

Please confirm whether the advisor believes that the Predecessor Fund could have complied with Sub-Chapter M of the Internal Revenue Code.

Please also note that the SEC does not believe that the Fund fits within the guidance provided in MassMutual and, therefore, should not present the performance of the Predecessor Fund as the Fund’s performance.

Response.  The Registrant has removed the performance information of the Predecessor Fund as requested.

Comment 10.  The Predecessor Fund was not subject to the requirements of registration under the Investment Company Act of 1940, as revised (the “1940 Act”) including asset segregation requirements.  Therefore, it may not have comparable performance to that of the Fund.  Please determine if the Predecessor Fund’s prior performance is appropriate for inclusion in the Registration Statement.  If Registrant determines that it is appropriate, please describe the differences between the performance returns of the Predecessor Fund and the anticipated performance returns of the Fund that would result from 1940 Act Registration.

Response.  The Registrant has removed the performance information of the Predecessor Fund as requested.

Additional Information About the Fund’s Principal Investment Strategies and Related Risks – Principal Investment Risks

Comment 11.  The Item 4 and Item 9 disclosures are, in many cases, identical.  Please revise such that Item 4 is a summary and Item 9 provides a more detailed disclosure in Item 9.

Response.  Registrant has revised the Item 9 disclosure to provide more detailed disclosure of the Fund’s primary investment strategies.

Comment 12.  “Repurchase and Reverse Repurchase Agreements Risk” appears to include counterparty risk.  Counterparty Risk should be shown independently and the disclosure of the risk amplified.

Response.  Registrant has made the requested changes and added the following risk disclosure to the Item 4 Principal Investment Risks:

“Counterparty Risk:  Counterparty risk is the risk that a counterparty to a financial instrument held by the Fund or by a special purpose or structured vehicle invested in by the Fund may become insolvent or otherwise fail to perform its obligations, and the Fund may obtain no or limited recovery of its investment, and any recovery may be significantly delayed.”

and the following disclosure to the Item 9 Principal Investment Risks:

‘Counterparty Risk:  The risk exists that a counterparty to a financial instrument held by the Fund or by a special purpose or structured vehicle in which the Fund invests may become insolvent or otherwise fail to perform its obligations due to financial difficulties, including making payments to the Fund.  The Fund may obtain no or limited recovery in a bankruptcy or other organizational proceedings, and any recovery may be significantly delayed.  Transactions that the Fund enters into may involve counterparties in the financial services sector and, as a result, events affecting the financial services sector may cause the Fund’s share value to fluctuate.”

Comment 13.  Under “Short Selling Risk” please add additional disclosure regarding the need to cover positions; i.e., the segregation of assets for all leveraged positions, especially short sales.

Response.  The Registrant believes the current risk disclosure adequately addresses the primary risks associated with short selling, and the risk disclosure already includes disclosure regarding the need to cover positions.

How to Buy Shares – Market Timing

Comment 14.  Please explain supplementally why the Fund does not charge a redemption fee.

Response.  The Board of Trustees determined not to charge a redemption fee in connection with the Fund.

Management of the Fund – Prior Performance of the Portfolio Managers

Comment 15.  The presentation of the Prior Performance of the Portfolio Managers is confusing.  Does the performance for the period January 1, 2011 through July 31, 2012 relate to the Portfolio Managers’ efforts with respect to DWL Investments, LLC?  If yes, clearly state as much and confirm that the prior performance shown complies with the relief provided in Bramwell Growth Fund (pub. avail. August 7, 1996)("Bramwell").

Response.  The Registrant has removed the section “Prior Performance of the Portfolio Managers.”

Comment 16.  In the paragraph immediately before the table “Hedge Funds Net Dollar Weighted Annual Returns,” which begins, “[t]he Hedge Funds were the only accounts managed by the portfolio managers….” please disclose that performance is net of all actual fees.

Response.  The Registrant has removed the section “Prior Performance of the Portfolio Managers.”

Comment 17.  Please confirm supplementally that the tax disclosure is sufficient.

Response.  The Registrant has removed the section “Prior Performance of the Portfolio Managers.”

Comment 18.  Please disclose supplementally whether the Predecessor Fund is a private fund or account.  Additionally, were there any other accounts that the Portfolio Managers managed during the period from which performance of the Predecessor Fund is shown (August 1, 2012 to December 31, 2013)?

Response.  The Registrant has removed the section “Prior Performance of the Portfolio Managers.”

Comment 19.  The Prior Performance of the Portfolio Managers is shown with the Similar Account and Predecessor Fund combined as “Hedge Funds.”  This presentation is not permissible.  Pursuant to Bramwell and MassMutual, please show the Predecessor Fund Performance and the Portfolio Manager performance separately in all performance tables and address each independently in the related disclosures.

Response.  The Registrant has removed the section “Prior Performance of the Portfolio Managers.”

Statement of Additional Information – Other Investment Policies

Comment 20.  Non-fundamental policy (a) indicates, in relevant part, that “Rule 144A securities with registration rights are not considered to be illiquid.”  This is confusing because such securities could be considered to be illiquid.  Please consider clarifying or revising this non-fundamental policy.

Response.    The Registrant has deleted the reference described.

*          *          * * *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Sincerely,

Tanya L. Goins